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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 AMENDMENT NO. 6

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          COLUMBUS MCKINNON CORPORATION
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                                (Name of issuer)

                          Common Stock, $.01 Par Value
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                                  199333-10-5
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                                 (Cusip Number)


                               Jeffrey E. Schwarz
                      Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 486-8100

                             Robert F. Lietzow, Jr.
                          Lakeway Capital Partners, LLC
                                 840 Apollo St.
                              El Segundo, CA 10021
                                 (310) 647 4214


                                 Curtis Schenker
                        Scoggin Capital Management, L.P.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 355-7480

                                 with copies to:

                               Joseph F. Mazzella
                             Nutter McClennen & Fish
                             One International Place
                           Boston, Massachusetts 02110
                                  617-439-2485
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                January 8 , 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 199333-10-5            SCHEDULE 13D/A                Page 2 of 5 Pages
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         This  Amendment No. 6 relates to the Schedule 13D  originally  filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 6, 1999, as supplemented and amended by Amendment No. 1 to Schedule 13D filed on May 24, 1999, Amendment No. 2 to Schedule 13D filed on May 28, 1999, Amendment No. 3 to Schedule 13D filed on June 18, 1999, Amendment No. 4 to
Schedule  13D filed on July 20,  1999 and  Amendment  No. 5 filed on October 25,
1999.

         This Amendment is being filed solely to report the conversion of the Reporting Persons' filings under Section 13(d) from Schedule 13D to a Report on
Schedule 13G, effective immediately. Such change is based upon the Reporting Persons' certification that any acquisitions of additional Issuer Common Stock, and the holding of Common Stock currently owned, is not for the purpose, or with the effect of changing or influencing the control of the Issuer, or in connection with, or as a participant in any transaction having that purpose or effect.

         Some or all of the Reporting Persons may still be deemed to be members of a group for certain limited purposes as a result of agreements or understandings among them to consult and potentially act together in the purchase of additional Issuer Common Stock, or the sale of Issuer Common Stock, solely with respect to the allocation of expenses, securities transaction pricing, and related matters, in such transactions. Each of such persons disclaims beneficial ownership of the shares beneficially owned by the other Reporting Persons except to the extent the Reporting Persons may be deemed to be a group for such limited purposes.

CUSIP No. 199333-10-5            SCHEDULE 13D/A                Page 3 of 5 Pages
          -----------                                              ---  ---

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                  METROPOLITAN CAPITAL ADVISORS, INC.


                                  By:/s/ Jeffrey E. Schwarz
                                     -------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer

                                  METROPOLITAN CAPITAL III, INC.


                                  By:/s/ Jeffrey E. Schwarz
                                     -------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer


                               METROPOLITAN CAPITAL ADVISORS INTERNATIONAL, LTD.
                               By: Metropolitan Capital III, L.P.
                                    By: Metropolitan Capital III, Inc.


                               By:     /s/ Jeffrey E. Schwarz
                                   ---------------------------------------------
                                  Jeffrey E. Schwarz, Chief Executive Officer



                                BEDFORD FALLS INVESTORS, L.P.
                                By: Metropolitan Capital Advisors, L.P.
                                    By: Metropolitan Capital Advisors, Inc.


                                By:     /s/ Jeffrey E. Schwarz
                                   ---------------------------------------------
                                   Jeffrey E. Schwarz, Chief Executive Officer


                                By:     /s/ Jeffrey E. Schwarz
                                   ---------------------------------------------
                                   Jeffrey E. Schwarz

                                By:     /s/ Karen Finerman
                                   ---------------------------------------------
                                   Karen Finerman


Dated as of: January 10, 2001

CUSIP No. 199333-10-5             SCHEDULE 13D/A               Page 4 of 5 Pages
          -----------                                              ---  ---


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                Yaupon Partners, L.P.
                                By: Lakeway Capital Partners, LLC


                                By:      /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.
                                   Managing Member


                                Yaupon Partners II, L.P.
                                By: Lakeway Capital Partners, LLC


                                By:      /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.
                                   Managing Member


                                Lakeway Capital Partners, LLC


                                By:     /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.
                                   Managing Member


                                By:    /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.


Dated as of: January  10, 2001

CUSIP No. 199333-10-5            SCHEDULE 13D/A                Page 5 of 5 Pages
          -----------                                              ---  ---


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                Scoggin Capital Management, L.P.
                                By: S&E Partners, L.P., its General Partner
                                By: Scoggin, Inc., its General Partner


                                By:        /s/ Curtis Schenker
                                   ---------------------------------------------
                                   Curtis Schenker, its Executive Officer


                                SCOGGIN INTERNATIONAL FUND, LTD.
                                By: Scoggin, LLC, its Investment Advisor


                                By:      /s/ Curtis Schenker
                                   ---------------------------------------------
                                Curtis Schenker, Managing Member


                                Scoggin, LLC

                                By:      /s/ Curtis Schenker
                                   ---------------------------------------------
                                Curtis Schenker, Managing Member


                                Scoggin, Inc.


                                By:       /s/ Curtis Schenker
                                   ---------------------------------------------
                                   Curtis Schenker, its Chief Executive Officer


                                By:      /s/ Craig Effron
                                   ---------------------------------------------
                                   Craig Effron


                                By:      /s/ Curtis Schenker
                                   ---------------------------------------------
                                   Curtis Schenker

Dated as of: January 10, 2001